

February 13, 2012

Via E-Mail
Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

>   **Re: Genufood Energy Enzymes Corp.**
>   **Registration Statement on Form S-1/A**
>   **Filed February 2, 2012**
>   **File No. 333-171784**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related information, as required by Rule 8-08 of Regulation S-X.

Risk Factors, page 7

2. Please refer to prior comment two. Your revised disclosure does not reflect the reclassification of "sales commission expenses" and "compensation to distributors" from cost of goods sold to operating expenses in your consolidated statement of operations for the period from June 21, 2010 (Inception) through September 30, 2011. This comment also applies to your results of operations disclosure starting on page 44. Please revise your disclosure accordingly.

Plan of Operation, page 42

3. Your response does not appear to adequately address prior comment five. Please revise your disclosure to describe the factors that caused you not to generate any revenues or cost of goods sold in the fourth quarter of fiscal 2011. Also, revise your disclosure to explain the related impact of these factors on your Plan of Operation and future business prospects.

Notes to Consolidated Financial Statements
Note 7—Common Stock, page F-10

4. Please refer to prior comment eight. Please revise your disclosure to include the information in your response, supporting your use of a 12.3% long term growth rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Branch Chief, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director